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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

LTC PROPERTIES, INC.
(Name of Subject Company (issuer))

LTC PROPERTIES, INC., ISSUER
(Names of Filing Persons (identifying status as Offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

502175102
(CUSIP Number of Class of Securities)

ANDRE C. DIMITRIADIS
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
LTC PROPERTIES, INC.
300 ESPLANADE DRIVE, SUITE 1860,
OXNARD, CALIFORNIA 93030
(805) 981-8655

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of filing persons)

COPY TO:

STEPHEN SILBERT, ESQ.
CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP.
2121 AVENUE OF THE STARS
EIGHTEENTH FLOOR
LOS ANGELES, CALIFORNIA 90067
(310) 553-3000

CALCULATION OF FILING FEE
N/A

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

/x/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/x/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

SCHEDULE TO

    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the preliminary communication of a tender Offer by LTC Properties, Inc, a Maryland corporation (the "Company"), to purchase up to 3,000,000 shares of common stock, par value $.01 per share, at a price, net to the seller in cash, of $5.75 per share, upon the terms and subject to the conditions to be set forth in the Offer To Purchase, dated September 10, 2001 (the "Offer To Purchase") and the related Letter Of Transmittal, which are herein collectively referred to as the "Offer."

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EXHIBIT INDEX

Exhibit Number	Description
(a)(5)(A)	Press Release issued by the Company on September 6, 2001.

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EXHIBIT INDEX